Exhibit (a)(8)

COMPROMISE AND STANDSTILL AGREEMENT

This Compromise and Standstill Agreement (the "Agreement") is made and entered into effective as of May 10, 2012 by and between The New Ireland Fund, Inc. ("IRL") and "Bulldog Investors" which consists of Phillip Goldstein, Andrew Dakos, Bulldog Investors and Brooklyn Capital Management LLC and each of their principals, officers, directors and present or future affiliates and any entities and accounts that any such person controls directly or indirectly, or with respect to which such person exercises voting discretion, whether such entities or accounts now exist or are organized in the future.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties hereto agree as follows:

1.           Within five (5) days after the approval by the Board of Directors of IRL (the "Board") of this Agreement but no later than May 18, 2012, IRL shall (i) announce and commence a tender offer by IRL for 15% of its outstanding shares at a price per share equal to 98% of the net asset value ("NAV") of such shares (the "Tender Offer") on the next business day following the expiration date of the Tender Offer; and (ii) announce a subsequent tender offer by IRL for 5% of its outstanding shares at a price per share equal to 98% of the net asset value of such shares (the "Conditional Tender Offer") on the next business day following the expiration date of the Conditional Tender Offer to be completed by June 30, 2013 if (a) more than 50% of the outstanding shares are tendered in the Tender Offer, and (b) the average discount, if any, of IRL's stock price to its NAV in the first quarter of 2013 is equal to or greater than 10% based upon daily closing prices. Neither the Tender Offer nor the Conditional Tender Offer shall provide for preferential treatment for any shareholders. Note: If the acts set forth in this paragraph are not taken as and to the extent required by this paragraph, this agreement shall be void.

2.           For a period of five (5) years from the date of this agreement (the "Restricted Period"), none of Bulldog Investors, Phillip Goldstein, Andrew Dakos or Brooklyn Capital Management LLC shall, with respect to IRL, directly or indirectly: (i) submit any proposals for a vote of stockholders; (ii) nominate any candidates for election as a director; (iii) solicit proxies or participate in any solicitation of proxies; (iv) subject to any legal requirements, fail to vote all shares as to which it has voting power on any matter in any way other than in accordance with the recommendations of the Board; (v) advise or influence, or seek to advise or influence any person with respect to the voting of securities of IRL or make any communication with respect to IRL that is exempt from the SEC's proxy rules pursuant to Rule 14a-1(1)(2)(iv) under the Securities Exchange Act of 1934, as amended, (vi) bring or threaten to bring any suit, regulatory action or proceeding against IRL, its Board or its investment adviser, other than for alleged violations of this Agreement or gross misconduct; or (vii) encourage, recommend, advise, finance or urge others to do any of the foregoing things.

3.           Each party hereto, and their respective officers and directors, shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage or impugn the reputation of the other parties hereto.

4.           Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

To IRL, by delivery to:

The New Ireland Fund, Inc.
c/o Mr. Peter Hooper
The New Ireland Fund, Inc.
Westchester Financial Center
50 Main Street - Suite 1000
White Plains, NY 10606

with a copy to

Rose F. DiMartino
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

To Bulldog, by delivery to:

Phillip Goldstein and Andrew Dakos
Park 80 West, Plaza Two,
250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
Email: pgoldstein@bulldoginvestors.com and adakos@bulldoginvestors.com
Facsimile: (201) 556-0097

5.           In the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

6.           This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns.

7.           This Agreement shall be governed by and construed in accordance with the laws of the State of New York and all claims relating to this Agreement shall be heard and determined in New York State.

8.           This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the parties hereto. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by a party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged. Neither this Agreement nor any of the benefits of this Agreement shall be assigned by either party without the prior written consent of the other.

9.           This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

/s/ Phillip Goldstein
Bulldog Investors

By:	Phillip Goldstein
Principal

The New Ireland Fund, Inc.

/s/ Peter J. Hooper

By:	Peter J. Hooper
Chairman of the Board

/s/ Andrew Dakos
Andrew Dakos

Brooklyn Capital Management LLC

/s/ Phillip Goldstein

By:	Phillip Goldstein
Member